PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

[redacted]

09047421

19th November 2009

SEC Mail Processing
Section

NOV 3 0 2009

Washington, DC
110

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Group

Premier Oil ~~plc (~~f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 19th November 2009.

"Interim Management Statement".

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

NOV 3 0 2009

Washington, DC
110

12/3

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc

("Premier" or "the Company")

Interim Management Statement

Premier today provides its Interim Management Statement for the period to 19th November 2009 in accordance with the reporting requirements of the Transparency Directive.

Premier's 2009 Preliminary Results will be announced on Thursday 25th March 2010. A Trading and Operations Update is planned for Thursday 14th January 2010.

HIGHLIGHTS

- Production this year expected to average 43-45 kboepd for the full year (2008: 36.5 kboepd); production from the former Oilexco assets averaging 12.4 kboepd since completion in May 2009; on track to achieve 75,000 boepd through significant increases in 2011 and 2012
- Continuing good progress on our Asian developments with project cost reductions of around 20%: the Chim Sáo EPCI is 46% complete; the Gajah Baru EPCI is 30% complete
- Projects in North Sumatra and Huntington moving forward for first oil/gas in 2012; five additional projects prioritized for pre-development work in 2010
- 3D acquired on Block 07/03 in Vietnam, rig due on location for second well, Cá Rồng Vang, later this week, following on from successful Ca Rong Do discovery in June
- A programme of 12 wells over the next 12 months focused on Asia and the North Sea with unrisked net potential of up to 250 mmboe
- Shorter-term acquisition bank facility of $175 million increased to $305 million and rolled into longer-term debt facility; current cash and undrawn facilities are $600 million
- Disposal programme of assets with low materiality to Premier underway with several sales expected to complete by year-end

Simon Lockett, Chief Executive, commented:

"I am pleased that our North Sea and Asian business units are making excellent progress. We have grown our underlying production and development base, boosted by the acquisitions of Oilexco in the North Sea and Delek in Vietnam. We are increasingly confident of the 75,000 boepd medium-term production target which we set ourselves earlier this year. Our next exciting exploration well is Cá Rồng Vang which commences drilling imminently. Over the next 18 months, we expect to drill four wells in the Nam Con Son Basin, four wells in Norway and a number of wells on the UK acreage acquired this year."

19th November 2009

Enquiries

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR — **Tel: 020 7337 1500**
James Henderson
Gavin Davis
Evgeniy Chuikov

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom

Production

Production for the full year 2009 is expected to average 43-45 kboepd (2008: 36.5 kboepd). This forecast reflects good performance from our gas fields in Indonesia and Pakistan, on the back of strong local gas demand, offset by some additional maintenance downtime in our UK producing fields and the temporary loss of production on the Kakap field due to the change out of the Floating Production Storage and Offtake vessel (FPSO). The Shelley field is producing at the lower end of our expected range.

Indonesia

Gas demand from Sembgas in Singapore has remained strong and, combined with good performance from the Premier-operated Anoa field, has resulted in an estimated 5% increase in production on the first half of the year. Estimated annual production from the Anoa field (gross) is 8.6 kboepd (2008: 8.4 kboepd). The Kakap field has seen poorer performance with estimated production for the year of 2.4 kboepd (2008: 3.8 kboepd). Liquids are currently being re-injected whilst the FPSO is being replaced. This operation is expected to be completed before the end of November.

UK

Average production is expected to be around 16,200 boepd for 2009, of which approximately 7,000 boepd will come from the former Oilexco portfolio representing production from the completion date, 21 May 2009, averaged over the full year.

2009 has seen strong underlying performance from the Premier legacy assets Wytch Farm and Kyle both of which have performed ahead of expectations. On Scott and Telford there have been positive results from three of the four infill wells, and the technical problems that beset the facility during the first half of the year are thought to have been resolved, allowing for a strong production performance approaching year end.

On Balmoral, the Floating Production Vessel had two key risers replaced during the summer shut-down, as part of a longer term upgrade programme. Construction activities on the platform are ongoing to prepare for third party production from the Burghley field which is expected to come on stream in summer 2010. Premier will benefit from cost-sharing arrangements.

The Shelley field was brought onstream at an initial rate of 11,000 boepd in August 2009 and averaged over the full year will contribute 2,000 boepd to the North Sea 2009 production total. Despite the field performing at the lower end of expectations, cash payback for Premier on project investment will be achieved by year end.

Mauritania

The Chinguetti field has performed in line with expectations during 2009 and is currently contributing around 800 boepd net to Premier. Negotiations to commercialise Banda and other discoveries on the block and to agree terms for the extension of the exploration area of the PSCs will continue through to the end of the year and into 2010.

Pakistan

Production for the year is expected to average 15.9 kboepd (2008:14.6 kboepd).

At Qadirpur, work is in progress to supply an additional 75 mmscfd to a local independent power plant with first gas scheduled for the first quarter of 2010. The 2010 programme includes three development wells, including an extended reach well under the river Indus.

Following Kadanwari lease extension to 2022 two development wells, K-21 and K-23, are planned for the first half of 2010. In the Bhit/Badhra area, the wellhead compression project at the Bhit field is on target for completion in 2010.

The planned shutdown on the Zamzama field has been deferred to the second quarter of 2010 to maintain maximum deliveries during the peak winter season. Project work on front end compression has commenced.

Development

More favourable conditions in the supply sector have allowed cost savings of up to 20% on key development projects to be captured. Chim Sáo in Vietnam and Gajah Baru in Indonesia are now moving forward rapidly to meet project schedules. In addition, our pre-development portfolio of 181 mmboe of contingent resources is being progressed. We are working to deliver development approvals on a number of fields including Bugle, Bream, Fife, Frøy and Dua during 2010.

Indonesia

Good progress continues to be made on the Gajah Baru project. This is the first of three fields to be developed to supply additional gas to Singapore and Batam under new Gas Sales Agreements (GSAs) signed in 2008. Overall progress on the Engineering, Procurement, Construction and Installation (EPCI) contract, signed in May 2009, has now reached 30% and remains on schedule. Fabrication has commenced in Batam both on the central process facility at the PT SMOE yard and also on the wellhead platform at the Nippon Steel yard (as sub-contractor). Tendering for the jack-up drilling rig for the initial five wells, along with an infill drilling programme on Anoa, is due to commence imminently. A tender is underway for the additional facilities required at the Onshore Receiving Facility in Singapore. Development drilling is planned to start in October 2010 after installation of the wellhead platform. First gas is expected by October 2011.

On the non-operated North Sumatra Block A, the basis of design for the gas development has been finalised with work now focused on finalising documentation for the EPCI tenders and completing negotiations for the use of nearby facilities for transportation of gas and liquids. Due to further delays in the signing of the Production Sharing Contract (PSC) Extension, award of major contracts for the project is now expected in mid-2010.

Vietnam

On Chim Sáo the principal contracts covering the EPCI arrangements and the FPSO lease were executed in October.

The FPSO contract was awarded to EOCP, to convert the 'Lewek Emas' into a vessel with production capability of 50,000 boepd and storage of 680,000 barrels of oil. The EPCI contract was awarded to PTSC for the engineering, construction and installation of the wellhead platform under interim arrangements, infield flowlines and gas export pipeline. Construction of the wellhead platform was 64% complete at the end of October 2009 and the platform is expected to be installed in the third quarter of 2010. The overall EPCI contract is 46% complete.

It is expected that the contract for the Chim Sáo drilling rig will be awarded in November with development drilling scheduled to start in mid-2010. First production from Chim Sáo is still targeted for July 2011.

UK

An Invitation To Tender for a Floating Production Vessel (FPV) for the Huntington project was issued in September with bids due in early December 2009. The FPV option is one of a number of development concepts that is being considered by the joint venture, with final concept selection expected in the first quarter of 2010.

Norway

Options for the development of Frøy are being considered with a number of companies that operate in the Frøy/Heimdal area. A joint study is underway examining various export options for the field as part of a wider area solution which could include three other fields (Rind – formerly Little Frøy, Tue and Frigg Delta/Gamma), and be ready for production start-up by 2014/2015. Results of the study are expected in January 2010.

Following the successful appraisal of Bream, development concepts are being considered, with an FPSO being most likely, and a decision is expected in 2010, ahead of first oil in 2011 or 2012.

Exploration

Exploration and appraisal programme

There are 12 wells currently drilling or planned for the remainder of 2009 and 2010:

2009/2010 Firm programme				
Country	Well	Estimated timing	Licence interest (%)	Reserves range[1] (mmboe, gross, low-mean-high)
Vietnam	Cá Rồng Vang	Q4 2009	30.00	30-50-100
Pakistan	K-19	Q4 2009	15.79	1-8-18
UK	Bugle Appraisal	Q1 2010	41.00	10-16-22
Norway	Blåbaer	Q1 2010	15.00	15-30-75
Norway	Greater Luno	Q2 2010	30.00	30-150
Norway	Gardrofa	Q3 2010	40.00	15-70-115
Norway	Gnatcatcher	Q3 2010	20.00	31-60
Vietnam	Block 07/03	Q3 2010	30.00	tbc
Indonesia	Tuna	Q3 2010	65.00	30-100
Indonesia	Buton	Q3 2010	30.00	tbc
Pakistan	Qadirpur Pirkoh-1	Q3 2010	4.75	18-28-41
Indonesia	Tuna	Q4 2010	65.00	30-100

[1]where technical work has been completed to define ranges and mean

Indonesia

An 850 km^2 3D seismic survey was shot over the Tuna Block in September and processing is expected to be completed in early January 2010. Two wells are planned for later in 2010.

Vietnam

Following the successful Cá Rồng Đo discovery in June 2009 and subsequent acquisition of 3D seismic data over the eastern side of the block, the second Premier-operated well on Block 07/03 is due to spud imminently. The well is targeting a 30-50-100 mmboe prospect named Cá Rồng Vang. The Cá Rồng Vang prospect is located approximately 6km northwest of the Cá Rộng Đo discovery. A further well is planned on this block for mid-2010.

Norway

Further to the discoveries made earlier in the year by the 35/12-2 Grosbeak well and the 17/12- 4 and 4a Bream appraisal wells, Premier continues to work with partners to fully evaluate the results and work towards field development plans. Four exploration wells are planned for 2010. The 16/4-5 Greater Luno well, which was due to spud in the fourth quarter of 2009, has been rescheduled to the first quarter of 2010 in order to utilise the new 3D seismic data which were acquired to locate the well on the prospect. The Blåbaer prospect will also be drilled in the first quarter and the Premier-operated Gardrofa well is expected to spud in July. The fourth well will be drilled on PL378 as either a Grosbeak appraisal, or to test the nearby Gnatcatcher prospect.

UK

In the UK, an appraisal well to Bugle will be drilled in the first quarter, which if successful will add high value barrels to the Premier inventory, supporting the development of the Bugle and Blackhorse discoveries as near field tiebacks to the Scott platform.

Premier continues to work up the prospective Moth area and is carrying out studies on the Triassic potential that has been identified in P1181 as well as the Fulmar play. The intention is to integrate this work into a regional study covering both the Huntington and Moth areas looking at the deeper prospectivity. The plan is to drill two wells in 2011.

Pakistan

The K-19 exploration well on Kadanwari spudded in November 2009, targetting a separate structural compartment defined by 3D seismic data in the E-Sands reservoir.

Drilling of the 5000m deep Bado Jabal-1 well, located in Area A of Badhra Block, was completed during November. The well confirmed the extension of the Mughalkot reservoir sands to the North but did not encounter significant gas in the Lower Goru and Chiltan target levels. The joint venture partners have agreed to sidetrack the well at around 1,350m depth as a development well.

On the Qadirpur lease, an exploration well targeting the shallow Pirkoh limestone level will be drilled in 2010. Additional 2D seismic acquisition will also be carried out to identify prospects in the unexploited northwest part of the lease.

Portfolio management

Premier has sold its 6.45% equity interest in the Janice/James fields to Maersk Oil in consideration for a production royalty interest. Maersk Oil will assume future operating costs, capital expenditure and abandonment obligations for the assets.

As previously announced, Premier has sold its 10% interest in the NW Gemsa permit in Egypt for a consideration of $12 million in cash. This is expected to complete prior to year-end.

Premier has reached an agreement with Velo Energy Inc for the sale of Block 16/26b, 21/23a, 28/9 and 28/10c containing the Caledonia field, the Sheryl discovery and the Catcher prospect, for a consideration of $12 million in cash and future contingent payments of $8 million and $5 million. The sale is subject to financing and to partner and regulatory approvals in Canada and the UK.